May 17, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mandy Hooker

John Cash

Geoff Kruczek

Asia Timmons-Pierce

Re:	Oatly Group AB

Registration Statement on Form F-1 (File No. 333-255344)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the underwriters have distributed approximately 1,082 copies of the Preliminary Prospectus dated May 11, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on May 19, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC
For themselves and as representatives of the syndicate of underwriters for the offering

By MORGAN STANLEY & CO. LLC

By:	/s/ Josh Kamboj
Vice President

By J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn M. Berkley
Executive Director

By CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sophie van Kleef
Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]